

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 APR -3 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

SUPPL

1st April 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2


03022007

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the High Court's decision on two legal suits filed by 23 former minority sharheolders of Sime Bank Berhad against Sime Darby Berhad and Sime Darby Financial Services Holdings Sdh. Bhd. - released on 1st April 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax: (212) 571-3050

ggk/jg/SC-ADR-Announcement/hd



Form Version 2.0

General Announcement

Ownership transfer to S DARBY/EDMS/KLSE on 01-04-2003 05:02:50 PM
Submitted by S DARBY on 01-04-2003 05:11:40 PM
Reference No SD-030331-28BBF

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Action by former minority shareholders of Sime Bank Berhad against Sime Darby Berhad and Sime Darby Financial Services Holdings Sdn. Bhd.

* **Contents :-**

The Board of Directors of Sime Darby Berhad ("Sime Darby") wishes to announce that in respect of the two legal suits filed by 23 former minority shareholders of Sime Bank Berhad (together "the Plaintiffs") against Sime Darby and its wholly-owned subsidiary, Sime Darby Financial Services Holdings Sdn. Bhd. (together "the Defendants"), seeking inter alia a declaration that the Defendants had a legal duty to extend an offer to the Plaintiffs to acquire the Plaintiffs' shares in Sime Bank Berhad, totalling 6,685,406 shares, at a price of RM6.46 per share, as well as damages for breach of the said legal duty and costs, the High Court has decided in favour of the Plaintiffs on 31st March 2003. However, the quantum of damages and costs to be awarded to the Plaintiffs has yet to be assessed and will be the subject matter of further hearings.

The financial effect of the abovementioned judgement on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2003 will not be known until quantum of damages and costs to be awarded to the Plaintiffs has been determined.

The Board of Directors of Sime Darby is taking legal advice and considering an appeal against the decision.

This announcement is dated 1st April 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: